Exhibit 99.1

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

                                                                                                                                TSX Venture Trading Symbol: TTA
                                 NASD OTCBB Trading Symbol: TITAF
June 20, 2008

Titan Trading Analytics Inc. appoints Senior Government Relations Advisor to its Advisory Board

EDMONTON, ALBERTA –  (June 20, 2008) – Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) and its wholly owned subsidiary, Titan Trading USA, are pleased to announce the appointment of John Howell, Senior Government Relations Advisor with the law firm of King & Spalding LLP, to Titan’s Advisory Board.

A Fulbright Scholar with a distinguished record of public service that includes service as both a combat arms officer with the U.S. Army and as an intelligence officer of the Central Intelligence Agency (CIA), Mr. Howell works with clients engaged broadly in major international business and policy endeavors.  Howell’s other international experience includes working with interests in the Middle East, North Africa, South Asia, Latin America and Europe.

Mr. Howell’s appointment intends to help Titan’s corporate leadership explore Titan’s unique, high-growth opportunities with its new TickAnalyst.  Titan’s Chief Executive Officer, Dr. Ken Powell, says, “We’re delighted to have John on the Advisory Board and believe strongly that his background will be very helpful as we confront new opportunities.”  Mr. Howell adds, “It is an honor to be affiliated with a firm of Titan’s stature and be working with one of Alberta’s most exiting corporate teams.”

About King & Spalding LLP

King & Spalding is an international law firm with more than 800 lawyers in Abu Dhabi, Atlanta, Austin, Charlotte, Dubai, Frankfurt, Houston, London, New York, Riyadh (affiliated office), San Francisco, Silicon Valley and Washington, D.C.  The firm represents half of the Fortune 100 and in a Corporate Counsel survey in September  2007 was among the top firms representing Fortune 250 companies.

This release may contain forward-looking statements within the meaning of the “safe-harbor” provisions of U.S. laws.  These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties which could cause actual results to differ materially from those described in the aforementioned statements. Titan does not assume any obligation to update any forward-looking information contained in this news release.

FOR FURTHER INFORMATION PLEASE CONTACT:
Titan Trading Analytics Inc.
Mr. Ken W. Powell
(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.